UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	FITCH Affirms ICL's BBB- Rating with a Stable Outlook
2/13

Item 1

FITCH Affirms ICL's BBB- Rating with a Stable Outlook

The Company hereby reports that FITCH has reaffirmed its Long-term Issuer Default Rating at BBB- with a Stable Outlook.

The FITCH report is attached.

3/13

RATING ACTION COMMENTARY

Fitch Affirms ICL's IDR at 'BBB- '; Outlook Stable

Mon 21 Jun, 2021 - 12:53 PM ET

Fitch Ratings - Barcelona - 21 Jun 2021: Fitch Ratings has affirmed ICL Group Ltd's Long- Term Issuer Default Rating (IDR) and senior unsecured rating at 'BBB-'. The Outlook on the Long-Term IDR is Stable.

The ratings of ICL reflect a strong business profile stemming from its strategic assets in the Dead Sea, stable earnings due to its leadership in bromine, focus on specialty products accounting for about 60% of revenue and efficient diversification of geographies and end- markets, as well as its strong liquidity.

The Stable Outlook reflects our view that ICL will be able to maintain its funds from operations (FFO) net leverage below 3x through the cycle despite recent acquisitions.

KEY RATING DRIVERS

Leverage Within Sensitivities: ICL's FFO net leverage increased to 3x in 2020, due mainly to low fertiliser prices, but remained within the rating sensitivities. Fitch expects higher volumes and prices, as well as growth of acquired companies to drive a progressive decrease in ICL's FFO net leverage to 2.8x in 2021, despite significant M&A cash outflows this year, and to 2.5x by 2023. We forecast EBITDA to grow to USD1.3 billion by 2024 from USD900 million in 2020. Based on our price assumptions, which reflect sustainable mid- cycle prices, ICL would be well-positioned within our rating sensitivities through the cycle.
4/13

Market Leader in Bromine: ICL controls about 40% of the world's bromine capacity, used to manufacture flame retardants and industrial solution in diverse industries. Volumes of clear brine fluids to the oil and gas sector, which was the driver of profit growth before the pandemic, have weakened following a slump in oil prices. However, the recovery of the automotive and electronics sectors, and capacity rationalisations in China led to a strong increase in bromine prices since 4Q20. Fitch sees ICL's position in the bromine industry as a key strength given the stability of margins at around 30% and solid growth prospects as highlighted by the earlier-than-expected full utilisation of the company's new capacity.

Increasing Potash Volumes, Prices: In 2020, record potash volumes produced following the completion of the Dead Sea facility upgrade were not sufficient to offset a fall in prices, resulting in a 35% decrease in the segment's EBITDA. Production capacity is expected to grow to 5 million tonnes (mt) in 2022 from about 4.8mt in 2020 following the completion of its two mines consolidation in Spain, with a further 0.3mt gain expected within three years. Moreover, higher realised prices from 3Q21 following a supply agreement with Indian buyers at a price USD50/tonne higher than the previous contract, and reduced cost per tonne will lift potash EBITDA to USD350 million-USD400 million in the coming years.

Focus on Specialty Phosphates: Increasing earnings from phosphate food specialties and acids, and cost reductions managed to offset a fall in phosphate prices in 2020, resulting in steady phosphate EBITDA compared with 2019. The phosphate division has lower EBITDA margins than potash or industrial products, but benefits from robust demand for food- grade specialties, and will see its contribution improving materially in 2021 as a result of a significant increase in phosphate prices. We expect this division to contribute around USD330 million in EBITDA per year over the next four years, corresponding to a 15% margin on average.

M&A Increases Specialty, Brazil Focus: The acquisition of Fertilaqua in 1Q21 and Compas Minerals' South American plant nutrition division, which is expected to close in 2H21, will add about USD300 million revenue with accretive EBITDA margins and USD500 million in net debt. We expect growing earnings to support deleveraging and acknowledge that ICL can divest non-core assets such as non-controlling interests, as seen in 1Q21. However, we expect ICL to have limited headroom for further M&A in 2021 under its current rating sensitivities, but to pursue bolt-on acquisitions farther out.

5/13

Efficient Diversification: We see ICL's diversification between industrial products, commodity and specialty fertilisers as effective as the markets they address are not correlated. The bromine division generates steady margins that help offset the cyclicality of fertilisers, while potash is able to generate high earnings with EBITDA margins in mid-20%. Moreover, ICL's increased focus on specialty fertiliser offers growth opportunities.

DERIVATION SUMMARY

ICL's business profile is a combination of fairly volatile fertiliser and resilient specialty products (around 60% of revenue) segments. ICL's fertilisers portfolio has a higher exposure to specialty fertilisers, comparable margins but smaller scale than its US fertiliser peer The Mosaic Company (BBB-/Stable), and weaker cost positioning across its phosphate products than its EMEA peers PJSC PhosAgro (BBB-/Stable) and OCP S.A. (BB+/Stable).

ICL's diversification across fertilisers and non-agro chemicals is similar to OCI N.V.'s (BB/Stable), which is split between nitrogen-based fertilisers and industrial chemicals. OCI exhibits higher margins than ICL owing to access to low-cost feedstock in the US and north Africa but its credit profile is constrained by high leverage.

KEY ASSUMPTIONS

Fitch's Key Assumptions Within Our Rating Case for the Issuer
-	Fertiliser prices in line with Fitch's fertiliser price deck over the next four years
-	Sales of industrial products growing in mid-single digits per year, driven by prices and volumes, over the next four years
-	Sales of potash growing 12% in 2021, driven by higher volumes and realised prices, followed by low single digits to 2024
-	Sales of phosphate specialties growing 19% in 2021, driven by prices, before declining 12% in 2022 as prices ease, and then growing 2% in 2023-2024
-	EBITDA margins in high 30% for bromine, low 20% for potash, mid-10% for phosphate and high single digits for innovative agriculture solutions
-	Capex of USD550 million to USD580 million per year to 2024
-	Dividend at 50% of net income, growing from USD214 million in 2021 to USD292 million in 2024
-	Net M&A cash outflows of USD439 million in 2021, followed by USD50 million per year to 2024

6/13

RATING SENSITIVITIES

Factors that could, individually or collectively, lead to positive rating action/upgrade:

-	FFO net leverage below 2.2x on a sustained basis

-	Adherence to a conservative financial policy

Factors that could, individually or collectively, lead to negative rating action/downgrade:

-	Under-performance or M&A leading to FFO net leverage above 3.2x on a sustained basis

-	Operating EBITDA margin consistently below 15%

BEST/WORST CASE RATING SCENARIO

International scale credit ratings of Non-Financial Corporate issuers have a best-case rating upgrade scenario (defined as the 99th percentile of rating transitions, measured in a positive direction) of three notches over a three-year rating horizon; and a worst-case rating downgrade scenario (defined as the 99th percentile of rating transitions, measured in a negative direction) of four notches over three years. The complete span of best- and worst-case scenario credit ratings for all rating categories ranges from 'AAA' to 'D'. Best- and worst-case scenario credit ratings are based on historical performance. For more information about the methodology used to determine sector-specific best- and worst-case scenario credit ratings, visit https://www.fitchratings.com/site/re/10111579.

LIQUIDITY AND DEBT STRUCTURE

Strong Liquidity: As of 31 March 2021, ICL maintained strong liquidity of USD1 billion, consisting of USD895 million availability under its USD1.1 billion revolving facility and USD216 million of cash and short-term deposits, excluding USD40 million that Fitch deems not readily available.

Two debt instruments totalling USD202 million were repaid during 1Q21. Available liquidity is sufficient to comfortably cover the remaining USD0.4 billion financial liabilities due in 2021 as well as an estimated USD0.3 billion cash outflow for the acquisition of Compas Minerals' South American plant nutrition assets that is expected to close in 2H21. ICL also has USD123 million unused securitisation facility.

7/13

ICL's revolving facility is provided by a pool of 11 international banks, with USD200 million expiring in March 2023 and USD900 million in March 2025. Although the facility is subject to financial covenants, we assume it will remain available to the company until maturity given significant headroom under its covenanted ratios.

Fitch expects ICL to maintain a healthy debt maturity profile, underpinned by its proven access to long-term funding from international financial institutions and public debt markets, as recently exhibited through its successful bond issue despite adverse capital- market conditions in 2020.

ISSUER PROFILE

ICL is a global producer of fertilisers and chemicals using phosphate, potash and bromine feedstocks.

SUMMARY OF FINANCIAL ADJUSTMENTS

Depreciation of rights-of-use assets of USD67 million and lease-related interest expense of USD15 million deducted from EBITDA. Lease liabilities of USD325 million excluded from financial debt. Cash flow from operations reduced by USD67 million, cash flow from financing activities increased by USD67 million.

USD40 million cash and short-term investments excluded from readily available cash as they are deemed not readily available to repay consolidated financial debt.

REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING

The principal sources of information used in the analysis are described in the Applicable Criteria.

8/13

ESG CONSIDERATIONS

Unless otherwise disclosed in this section, the highest level of ESG credit relevance is a score of '3'. This means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. For more information on Fitch's ESG Relevance Scores, visit www.fitchratings.com/esg

RATING ACTIONS

ENTITY/DEBT	RATING			PRIOR

ICL Group Ltd.	LT IDR	BBB- Rating Outlook Stable	Affirmed	BBB- Rating Outlook Stable

● senior unsecured	LT	BBB-	Affirmed	BBB-

VIEW ADDITIONAL RATING DETAILS

FITCH RATINGS ANALYSTS

Guillaume Daguerre
Director
Primary Rating Analyst
+34 93 323 8404
guillaume.daguerre@fitchratings.com
Fitch Ratings Ireland Spanish Branch, Sucursal en España
Av. Diagonal 601 Barcelona 08028

Nikos Kousiantzas
Associate Director
Secondary Rating Analyst
+34 93 323 8417
nikolaos.kousiantzas@fitchratings.com

Angelina Valavina
Senior Director
Committee Chairperson
+44 20 3530 1314
angelina.valavina@fitchratings.com

9/13

MEDIA CONTACTS

Adrian Simpson
London
+44 20 3530 1010
adrian.simpson@thefitchgroup.com

Pilar Perez
Barcelona
+34 93 323 8414
pilar.perez@fitchratings.com

Additional information is available on www.fitchratings.com

APPLICABLE CRITERIA

Corporate Rating Criteria (pub. 21 Dec 2020) (including rating assumption sensitivity)

Corporates Recovery Ratings and Instrument Ratings Criteria (pub. 09 Apr 2021) (including rating assumption sensitivity)

Sector Navigators - Addendum to the Corporate Rating Criteria (pub. 30 Apr 2021)

APPLICABLE MODELS

Numbers in parentheses accompanying applicable model(s) contain hyperlinks to criteria providing description of model(s).

Corporate Monitoring & Forecasting Model (COMFORT Model), v7.9.0 (1)

ADDITIONAL DISCLOSURES

Dodd-Frank Rating Information Disclosure Form
Solicitation Status
Endorsement Policy

ENDORSEMENT STATUS

ICL Group Ltd.                  EU Issued, UK Endorsed

10/13

DISCLAIMER

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Due to the relative efficiency of electronic publishing and distribution, Fitch research may be available to electronic subscribers up to three days earlier than to print subscribers.

11/13

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Fitch Ratings, Inc. is registered with the U.S. Securities and Exchange Commission as a Nationally Recognized Statistical Rating Organization (the "NRSRO"). While certain of the NRSRO's credit rating subsidiaries are listed on Item 3 of Form NRSRO and as such are authorized to issue credit ratings on behalf of the NRSRO (see https://www.fitchratings.com/site/regulatory), other credit rating subsidiaries are not listed on Form NRSRO (the "non-NRSROs") and therefore credit ratings issued by those subsidiaries are not issued on behalf of the NRSRO. However, non-NRSRO personnel may participate in determining credit ratings issued by or on behalf of the NRSRO.

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SOLICITATION STATUS

The ratings above were solicited and assigned or maintained by Fitch at the request of the rated entity/issuer or a related third party. Any exceptions follow below.

ENDORSEMENT POLICY

Fitch’s international credit ratings produced outside the EU or the UK, as the case may be, are endorsed for use by regulated entities within the EU or the UK, respectively, for regulatory purposes, pursuant to the terms of the EU CRA Regulation or the UK Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019, as the case may be. Fitch’s approach to endorsement in the EU and the UK can be found on Fitch’s Regulatory Affairs page on Fitch’s website. The endorsement status of international credit ratings is provided within the entity summary page for each rated entity and in the transaction detail pages for structured finance transactions on the Fitch website. These disclosures are updated on a daily basis.

Chemicals and Fertilizers	Corporate Finance	Middle East	Asia-Pacific	Europe	Israel

12/13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: June 21, 2021

13/13